# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sinovac Biotech Ltd., CIK 0001084201
CUSIP: P8696W104
Title of class of securities: Common Shares, $0.001 par value per share
Address of issuer's principal executive offices: No. 39 Shangdi Xi Road, Haidian District, Beijing, China (F4), 100085
Date of event which requires filing of this statement: 07/11/2025
Filed by CIK 0001618789
Persons authorized to receive notices and communications: Vivo Capital, LLC, 192 Lytton Avenue, Palo Alto, California (CA), 94301, (650) 688-0818; Stephen Blake, Simpson Thacher & Bartlett LLP,, 2475 Hanover Street, Palo Alto, California (CA), 94304, 650-251-5000; Bryan Jin, Simpson Thacher & Bartlett LLP,, 2475 Hanover Street, Palo Alto, California (CA), 94304, 650-251-5000

## Reporting persons
- Vivo Capital VIII, LLC (CIK 0001618789): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,361,236; sole dispositive power 0; shared dispositive power 1,361,236; aggregate amount beneficially owned 1,361,236 (1.9% of the class)
  Comment: The beneficial ownership reported herein reflects that 1,196,073 of such shares are held by Vivo Capital Fund VIII, L.P. and 165,163 of such shares are held by Vivo Capital Surplus Fund VIII, L.P. Vivo Capital VIII, LLC is the general partner of both Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P.
  
  The beneficial ownership percentage reported herein is based on 71,860,702 common shares outstanding as of March 31, 2024, as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission on April 29, 2024.
- Vivo Capital IX, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,541,764; sole dispositive power 0; shared dispositive power 4,541,764; aggregate amount beneficially owned 4,541,764 (6.3% of the class)
  Comment: The beneficial ownership reported herein reflects that such shares are held by Vivo Capital Fund IX, L.P. Vivo Capital IX, LLC is the general partner of Vivo Capital Fund IX, L.P.
  
  The beneficial ownership percentage reported herein is based on 71,860,702 common shares outstanding as of March 31, 2024, as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission on April 29, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.001 par value per share
Name of issuer: Sinovac Biotech Ltd.
Address of issuer's principal executive offices: No. 39 Shangdi Xi Road, Haidian District, Beijing, China (F4), 100085
Comment: Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 11, 2018 by Vivo Capital, LLC with respect to the Common Shares, par value $0.001 per share ("Common Shares") of Sinovac Biotech Ltd. (the "Issuer"), Amendment No. 1 thereto filed by Vivo Capital, LLC and Vivo Capital VIII, LLC on July 20, 2018, Amendment No. 2 thereto filed by Vivo Capital, LLC, Vivo Capital VIII, LLC and Vivo Capital IX, LLC on August 27, 2018, Amendment No. 3 thereto filed by Vivo Capital VIII, LLC and Vivo Capital IX, LLC on March 19, 2025, Amendment No. 4 thereto filed by Vivo Capital VIII, LLC and Vivo Capital IX, LLC on April 24, 2025, and Amendment No. 5 thereto filed by Vivo Capital VIII, LLC and Vivo Capital IX, LLC on June 13, 2025 (as so amended, the "Schedule 13D"). The Items herein amend the information disclosed under the corresponding Items of the Schedule 13D as described herein. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented and amended by adding the following:

On May 19, 2025, the Issuer gave notice of a Special Meeting of Shareholders to be held on July 8, 2025 and announced an intention to exclude shares held by the Reporting Persons and another investor from the vote. On May 30, 2025, the Issuer filed an application for an injunction in the High Court of Antigua and Barbuda seeking an order prohibiting the Reporting Persons and the other investor from voting their shares at the Special Meeting. The Reporting Persons have opposed such an injunction in the High Court and the Court of Appeal of the Eastern Caribbean Supreme Court, and, on July 8, 2025, the Court of Appeal issued an order staying execution of an injunction from the High Court. In light of the Court of Appeal's stay order, the Reporting Persons exercised their rights as registered shareholders of Sinovac to vote by proxy in support of SAIF's proposed slate of directors at the Special Meeting, including Mr. Shan Fu.

The Issuer disclosed on July 10, 2025 that a new Board of Directors consisting of the SAIF nominated slate, including Mr. Fu was elected at the Special Meeting of the Company held on July 8, 2025. Mr. Fu has accepted the appointment and plans to participate in the future governance of Sinovac as a member of the newly elected Board of Directors as of July 8, 2025.

The Reporting Person has continued to engage in discussions with other shareholders about the board, the future of the Issuer and the Special Meeting, including with other shareholders who have also been advocating for changes to the board.

The Reporting Persons have also been involved in multiple legal proceedings related to the future of Sinovac, their shareholdings and the composition of the Board of Directors. On June 30, 2025, the Reporting Persons obtained an injunction from the United States District Court for the District of Massachusetts, compelling further disclosure from other Sinovac shareholders affiliated with Sinovac's Chairman Mr. Li. Other legal proceedings are continuing.

Vivo Capital, an affiliate of the Reporting Persons, issued press releases related to the legal proceedings described above, which are attached as Exhibits K and L and incorporated herein by reference.

The Reporting Persons will continue to seek to influence management of the Issuer or its Board of Directors with respect to the business and affairs of the Issuer and may from time to time pursue or propose actions to the Issuer, other shareholders or other persons. The Reporting Persons' pursuit of such matters relate to or would result in actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, including, but not limited to, changes in the present Board of Directors or management of the Issuer, changes in the present capitalization or dividend policy of the Issuer, changes in the Issuer's business or corporate structure, changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, and changes that will relate to the listing of the Issuer's securities on a national securities exchange. The Reporting Persons will continue to engage in discussions with other shareholders concerning some or all of such matters, particularly about the Board and the future of the Issuer, including the Issuer's payment of dividends to all shareholders and steps necessary for the Issuer to retain a new independent auditing firm, become current in its SEC report and obtain resumption of trading on NASDAQ.

The filing of this Amendment shall not be construed as an admission that the Reporting Persons and their affiliates, on the one hand, and any other shareholders of the Issuer and their affiliates, on the other hand, are a group, or have agreed to act as a group with each other for purposes of Section 13(d) of the Act or for any other purpose. The Reporting Persons expressly disclaim beneficial ownership of the common shares beneficially owned by other shareholders who may also be advocating for changes to the New Board.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby supplemented and amended by adding the following:

Item 6 of the Schedule 13D is hereby supplemented and amended to incorporate by reference the information set forth in Item 4 to this Amendment No. 5 to Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby supplemented and amended by adding the following:

Exhibit No. Description

K Press Release dated July 2, 2025*

L Press Release dated July 9, 2025*

* Filed herewith

## Signatures
- Vivo Capital VIII, LLC: /s/ Dr. Frank Kung, Dr. Frank Kung, Managing Member (07/11/2025)
- Vivo Capital IX, LLC: /s/ Dr. Frank Kung, Dr. Frank Kung, Managing Member (07/11/2025)